SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 30 November 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------






1.1  Transaction in Own Shares released on 1 November 2007
1.2  Transaction in Own Shares released on 2 November 2007
1.3  Transaction in Own Shares released on 5 November 2007
1.4  Transaction in Own Shares released on 6 November 2007
1.5  Transaction in Own Shares released on 7 November 2007
1.6  Transaction in Own Shares released on 8 November 2007
1.7  Transaction in Own Shares released on 9 November 2007
1.8  Director/PDMR Shareholding released on 9 November 2007
1.9  Director/PDMR Shareholding released on 9 November 2007
2.0  Transaction in Own Shares released on 12 November 2007
2.1  Transaction in Own Shares released on 13 November 2007
2.2  Director/PDMR Shareholding released on 13 November 2007
2.3  Transaction in Own Shares released on 14 November 2007
2.4  Transaction in Own Shares released on 15 November 2007
2.5  Transaction in Own Shares released on 16 November 2007
2.6  Transaction in Own Shares released on 19 November 2007
2.7  Transaction in Own Shares released on 20 November 2007
2.8  Transaction in Own Shares released on 21 November 2007
2.9  Director/PDMR Shareholding released on 21 November 2007
3.0  Transaction in Own Shares released on 22 November 2007
3.1  Transaction in Own Shares released on 23 November 2007
3.2  Transaction in Own Shares released on 26 November 2007
3.3  Transaction in Own Shares released on 27 November 2007
3.4  Transaction in Own Shares released on 28 November 2007
3.5  Transaction in Own Shares released on 29 November 2007
3.6  Transaction in Own Shares released on 30 November 2007
3.7  Total Voting Rights released on 30 November 2007

Exhibit 1.1

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. - 1 November 2007

BP p.l.c. announces that on 31 October 2007, it purchased for cancellation 1,900,000 ordinary shares at prices between 615.50 pence and 623.00 pence per share.

BP p.l.c. also announces that on 31 October 2007 it transferred to participants in its employee share schemes 43,221 ordinary shares at prices between 386.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,941,424,181 ordinary shares in Treasury, and has 18,991,636,954 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.2



BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 2 November 2007

BP p.l.c. announces that on 1 November 2007, it purchased for cancellation 1,540,000 ordinary shares at prices between 617.00 pence and 635.00 pence per share.

Following the above transaction BP p.l.c. holds 1,941,424,181 ordinary shares in Treasury, and has 18,992,224,070 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.3




BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  5 November 2007


BP p.l.c. announces that on 2 November 2007, it purchased for cancellation 400,000 ordinary shares at prices between 615.00 pence and 625.50 pence per share.

Following the above transaction BP p.l.c. holds 1,941,424,181 ordinary shares in Treasury, and has 18,992,013,131 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.4

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  6 November 2007

BP p.l.c. announces that on 5 November 2007, it purchased for cancellation 1,900,000 ordinary shares at prices between 626.00 pence and 632.00 pence per share.

Following the above transaction BP p.l.c. holds 1,941,424,181 ordinary shares in Treasury, and has 18,990,301,753 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.5


BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  7 November 2007

BP p.l.c. announces that on 6 November 2007, it purchased for cancellation 1,890,000 ordinary shares at prices between 630.00 pence and 639.50 pence per share.

Following the above transaction BP p.l.c. holds 1,941,424,181 ordinary shares in Treasury, and has 18,988,674,310 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.6


BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  8 November 2007

BP p.l.c. announces that on 7 November 2007, it purchased for cancellation 1,601,386 ordinary shares at prices between 626.00 pence and 637.50 pence per share.

BP p.l.c. also announces that on 7 November 2007 it transferred to participants in its employee share schemes 61,857 ordinary shares at prices between 350.00 pence and 452.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,941,362,324 ordinary shares in Treasury, and has 18,987,960,214 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.7



BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  9 November 2007

BP p.l.c. announces that on 8 November 2007, it purchased for cancellation 2,600,000 ordinary shares at prices between 609.75 pence and 620.00 pence per share.

Following the above transaction BP p.l.c. holds 1,941,362,324 ordinary shares in Treasury, and has 18,985,903,976 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.8

BP p.l.c. - Directors Shareholding
BP p.l.c. - 9 November 2007

BP p.l.c. was notified on 8 November 2007 by Ms V. Cox, a person discharging managerial responsibility in BP p.l.c., that on 6 November 2007 she exercised an option to acquire 72,250 Executive Options at GBP5.67 and subsequently disposed of them at a price of GBP6.33 and additionally on that date disposed of 15,794 BP Ordinary shares (ISIN number GB0007980591) at a price of GBP6.3369 per share.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.9
BP p.l.c. - Directors Shareholding
BP p.l.c. - 9 November 2007

BP p.l.c. was advised on 8 November 2007, by BP Employee Share Schemes (Jersey) Ltd., Trustees of the BP Employee Share Ownership Plans that the following senior executives (persons discharging managerial responsibility) received the numbers of BP ADSs (ISIN no. US0556221044) shown opposite their names on 4 September 2007 @ US$68.13 per ADS as a result of reinvestment of dividends on shares held by them in the Plans:-

Persons Discharging Managerial Responsibility

Ms S. Bott               74.993 BP ADSs
                         (approximately equivalent to 450 Ordinary Shares)

Mr R. Malone             42.243 ADSs
                         (approximately equivalent to 254 Ordinary Shares)


This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit 2.0

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  12 November 2007

BP p.l.c. announces that on 9 November 2007, it purchased for cancellation 2,750,000 ordinary shares at prices between 594.00 pence and 613.00 pence per share.

Following the above transaction BP p.l.c. holds 1,941,362,324 ordinary shares in Treasury, and has 18,986,864,985 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.1

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  13 November 2007

BP p.l.c. announces that on 12 November 2007, it purchased for cancellation 2,800,000 ordinary shares at prices between 583.50 pence and 594.50 pence per share.

Following the above transaction BP p.l.c. holds 1,941,362,324 ordinary shares in Treasury, and has 18,981,852,359 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.2
BP p.l.c. - Directors Shareholding
BP p.l.c. - 13 November 2007

BP p.l.c. was advised on 12 November 2007 by Computershare Plan Managers that on 12 November 2007 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at GBP5.985 per share through participation in the BP ShareMatch UK Plan:-

Directors

Dr A.B. Hayward        60 shares

Mr I.C. Conn           60 shares

Persons Discharging Managerial Responsibilities

Mrs Vivienne Cox       60 shares

Mr J. Mogford          60 shares

This notice is given in fulfillment of the obligation under DTR 3.1.4(1)(a)R.

Exhibit 2.3


BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  14 November 2007

BP p.l.c. announces that on 13 November 2007, it purchased for cancellation 2,900,000 ordinary shares at prices between 579.75 pence and 586.50 pence per share.

Following the above transaction BP p.l.c. holds 1,941,362,324 ordinary shares in Treasury, and has 18,979,116,143 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.4

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  15 November 2007

BP p.l.c. announces that on 14 November 2007, it purchased for cancellation 2,400,000 ordinary shares at prices between 588.00 pence and 600.00 pence per share.

BP p.l.c. also announces that on 14 November 2007 it transferred to participants in its employee share schemes 474,456 ordinary shares at prices between 350.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,940,887,868 ordinary shares in Treasury, and has 18,977,298,927 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.5

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  16 November 2007

BP p.l.c. announces that on 15 November 2007, it purchased for cancellation 2,450,000 ordinary shares at prices between 584.75 pence and 597.00 pence per share.

Following the above transaction BP p.l.c. holds 1,940,887,868 ordinary shares in Treasury, and has 18,974,848,927 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.6


BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  19 November 2007

BP p.l.c. announces that on 16 November 2007, it purchased for cancellation 2,450,000 ordinary shares at prices between 582.50 pence and 592.75 pence per share.

Following the above transaction BP p.l.c. holds 1,940,887,868 ordinary shares in Treasury, and has 18,972,477,651 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.7

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  20 November 2007

BP p.l.c. announces that on 19 November 2007, it purchased for cancellation 2,500,000 ordinary shares at prices between 574.0 pence and 593.0 pence per share.

Following the above transaction BP p.l.c. holds 1,940,887,868 ordinary shares in Treasury, and has 18,970,027,393 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.8


BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  21 November 2007

BP p.l.c. announces that on 20 November 2007, it purchased for cancellation 2,418,572 ordinary shares at prices between 567.75 pence and 576.00 pence per share.

Following the above transaction BP p.l.c. holds 1,940,887,868 ordinary shares in Treasury, and has 18,967,611,989 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.9
BP p.l.c. - Directors Shareholding
BP p.l.c. - 21 November 2007

BP p.l.c. was advised on 18 September 2007, by BP Employee Share Schemes (Jersey) Ltd., Trustees of the BP Employee Share Ownership Plans that on 4 September 2007, Mr P.B.P. Bevan received interests in 257 Ordinary Shares (ISIN number GB0007980591) and Ms V. Cox received interests in 1,126 Ordinary Shares (both being persons discharging managerial responsibility) @ GBP5.595909 per Ordinary share as a result of reinvestment of dividends on share interests held by them in the Plans.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit 3.0

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  22 November 2007

BP p.l.c. announces that on 21 November 2007, it purchased for cancellation 2,550,000 ordinary shares at prices between 577.75 pence and 587.50 pence per share.

BP p.l.c. also announces that on 21 November 2007 it transferred to participants in its employee share schemes 40,124 ordinary shares at prices between 350.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,940,847,744 ordinary shares in Treasury, and has 18,965,111,613 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 3.1


BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  23 November 2007

BP p.l.c. announces that on 22 November 2007, it purchased for cancellation 1,322,728 ordinary shares at prices between 570.25 pence and 575.00 pence per share.

Following the above transaction BP p.l.c. holds 1,940,847,744 ordinary shares in Treasury, and has 18,963,843,485 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 3.2

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  26 November 2007

BP p.l.c. announces that on 23 November 2007, it purchased for cancellation 1,650,000 ordinary shares at prices between 569.00 pence and 577.00 pence per share.

Following the above transaction BP p.l.c. holds 1,940,847,744 ordinary shares in Treasury, and has 18,962,226,869 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 3.3

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  27 November 2007

BP p.l.c. announces that on 26 November 2007, it purchased for cancellation 2,475,000 ordinary shares at prices between 576.00 pence and 585.00 pence per share.

Following the above transaction BP p.l.c. holds 1,940,847,744 ordinary shares in Treasury, and has 18,959,770,049 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 3.4

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  28 November 2007

BP p.l.c. announces that on 27 November 2007, it purchased for cancellation 2,950,000 ordinary shares at prices between 564.00 pence and 577.00 pence per share.

Following the above transaction BP p.l.c. holds 1,940,847,744 ordinary shares in Treasury, and has 18,956,820,049 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 3.5


BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  29 November 2007

BP p.l.c. announces that on 28 November 2007, it purchased for cancellation 1,520,461 ordinary shares at prices between 565.50 pence and 575.00 pence per share.

BP p.l.c. also announces that on 28 November 2007 it transferred to participants in its employee share schemes 90,041 ordinary shares at prices between 350.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,940,757,703 ordinary shares in Treasury, and has 18,955,431,629 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 3.6


BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  30 November 2007

BP p.l.c. announces that on 29 November 2007, it purchased for cancellation 2,008,869 ordinary shares at prices between 577.50 pence and 588.00 pence per share.

Following the above transaction BP p.l.c. holds 1,940,757,703 ordinary shares in Treasury, and has 18,953,461,366 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 3.7


BP p.l.c. -  Total Voting Rights
BP p.l.c. -  30 November 2007

BP p.l.c.

         Voting Rights and Capital - Transparency Directive Disclosure

                                                         London 30 November 2007

Pursuant to transitional provision 6 of the Transparency Directive:-

- The issued share capital of BP p.l.c. comprised 18,959,850,655 ordinary shares par value US$0.25 per share, excluding shares held in treasury and those bought back for cancellation, and 12,706,252 preference shares, par value GBP1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every GBP5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 18,964,933,155. This figure excludes (i) 1,940,847,744 ordinary shares which have been bought back and held in treasury by BP; and (ii) 166,413,023 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 3 December 2007                            /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary